August 27, 2018

Dawn Cames
President and Chief Financial Officer
Ficaar, Inc.
257 Varet Street
Brooklyn, New York 11206

       Re: Ficaar, Inc.
           Amended Registration Statement on Form 10-12G
           Filed August 7, 2018
           File No. 000-33467

Dear Ms. Cames:

       We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G/A filed August 7, 2018

Business , page 1

1. We note your response to our prior comment 2. Please revise your disclosure to discuss your reasons for making this filing.
2. We note your response to our prior comment 1, that you are a start-up company rather than a shell. Please tell us in your response the concrete steps and actions you have taken to date with respect to the development of your business plan, and that support your statement that you have commenced operations.
Plan of Operations, page 12

3. We note your response to prior comment 6. Please revise to provide more specific details
 Dawn Cames
Ficaar, Inc.
August 27, 2018
Page 2
      about the restrictiveness of zoning regulations in the states and local areas where you intend to do business.
Financial Statements
Report of the Independent Registered Public Accounting Firm, page 28

4. As previously requested, please have your independent auditor revise their report so that it clearly refers to the financial statements of both years for which they are opining or advise
      us.
Other, page 38

5.    Please file Forms 10-Q for the quarters ended March 31, 2018 and June 30,
2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Advisor, at (202) 551-3436 or Paul Fischer, Attorney Advisor, at (202) 551-3415 with any other questions.



                                                            Sincerely,
FirstName LastNameDawn Cames
                                                            Division of
Corporation Finance
Comapany NameFicaar, Inc.
                                                            Office of
Telecommunications
August 27, 2018 Page 2
cc:       Matheau Stout, Esq.
FirstName LastName